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                                                                         EX-23.9

July 18, 1994

Board of Directors
Mellon Bank Corporation
Mellon Bank Center
Pittsburgh, Pennsylvania 15258

Re: Registration Statement of Mellon Bank Corporation on Form S-4 dated July 18, 1994 including the Joint Proxy Statement of Mellon Bank Corporation and The Dreyfus Corporation.

Gentlemen and Madame:

Attached is our opinion letter dated July 19, 1994 with respect to the fairness to Mellon Bank Corporation (the "Company") of the exchange ratio of 0.88017 shares of Common Stock, par value $0.50 per share, of the Company to be paid for each share of Common Stock, par value $0.10 per share, of The Dreyfus Corporation ("Dreyfus") pursuant to the Amended and Restated Agreement and Plan of Merger dated as of December 5, 1993 by and among the Company, Mellon Bank, N.A. (the "Bank"), a wholly-owned subsidiary of the Company, XYZ Sub Corporation, a wholly-owned subsidiary of the Bank, and Dreyfus.

The foregoing opinion letter is solely for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent.

In that regard, we hereby consent to the reference to the opinion of our Firm under the caption "SUMMARY--Opinions of Financial Advisers," "BACKGROUND OF
AND REASONS FOR THE MERGER--Reasons for the Merger--Mellon; Recommendation of Mellon Board " and "--Opinions of Mellon Financial Adviser" and to the inclusion of the foregoing opinion in the Prospectus/Joint Proxy Statement included in the above-mentioned Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

GOLDMAN, SACHS & CO.
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July 19, 1994

Board of Directors
Mellon Bank Corporation
Mellon Bank Center
Pittsburgh, Pennsylvania 15258

Gentlemen and Madame:

You have requested our opinion as to the fairness to Mellon Bank Corporation (the "Company") of the exchange ratio of 0.88017 shares of Common Stock, par value $0.50 per share (the "Company Shares"), of the Company to be paid for each share of Common Stock, par value $0.10 per share (the "Dreyfus Shares"), of The Dreyfus Corporation ("Dreyfus") (the "Exchange Ratio") pursuant to the merger (the "Merger") contemplated by the Amended and Restated Agreement and Plan of Merger dated as of December 5, 1993 by and among the Company, Mellon Bank, N.A. (the "Bank"), a wholly-owned subsidiary of the Company, XYZ Sub Corporation, a wholly-owned subsidiary of the Bank, and Dreyfus (the "Agreement").

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company, having acted as lead managing underwriter for the Company's common equity offerings in May 1991 and January 1993, having acted as co-manager in various other recent public offerings of preferred stock and debt for the Company, and having acted as financial advisor to the Company for the past several years, including having acted as financial advisor in connection with, and having participated in certain negotiations leading to, the Agreement.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Registration Statement on Form S-4, including the Prospectus/Joint Proxy Statement relating to the Special Meetings of Stockholders of the Company and Dreyfus to be held in connection with the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and Dreyfus for the five years ended December 31, 1993; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Dreyfus; certain other communications from the Company and Dreyfus to their respective stockholders; and certain internal financial analyses and forecasts for the Company and Dreyfus prepared by their respective managements. We also have held discussions with members of the senior managements of the Company and Dreyfus regarding the past and current business operations, regulatory relationships, financial condition and future prospects of their respective companies. We also have reviewed with members of the senior management of the Company the results of the Company's due diligence examination of Dreyfus and the strategic benefits expected to be derived from the Merger for the business and capital position of the Company. In addition, we have reviewed the reported price and trading activity for the Company Shares and the Dreyfus Shares, compared certain financial and stock market information for the Company and Dreyfus with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the investment management industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In that regard, we have assumed, with your consent, that the financial forecasts, including, without limitation, projected cost savings and operating synergies resulting from the Merger, have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company and that such forecasts will be realized in the amounts and

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at the times contemplated thereby. In addition, you have advised us that you expect the strategic benefits to be derived from the Merger for the business and capital position of the Company to outweigh the impact of the reduction in earnings per share that is expected to result for a period of time. We have not made an independent evaluation or appraisal of the assets and liabilities of the Company or Dreyfus or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed, with your consent, that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair to the Company.

Very truly yours,

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